VISTEON CORPORATION

One Village Center Drive

Van Buren Township, MI 48111

April 1, 2015

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Anne Nguyen Parker, Assistant Director

Re:	Visteon Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 5, 2015
File No. 001-15827

Dear Ms. Parker:

Reference is made to the letter dated March 27, 2015 to Mr. Peter Ziparo, Vice President and General Counsel of Visteon Corporation (the “Company”), setting forth the staff’s comments to the above referenced preliminary proxy statement filed by the Company on March 5, 2015.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, do not hesitate to contact Shilpi Gupta, counsel the Company, by phone at (312) 407-0738, or by email at shilpi.gupta@skadden.com.

Visteon Corporation

By:	/s/ Peter M. Ziparo
Name:	Peter M. Ziparo
Title:	Vice President and General Counsel